SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No.3)
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                                Autobytel, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                   05275N106
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                                 (CUSIP Number)

                                   Greg Wood
               Executive Vice President & Chief Financial Officer
                             Liberate Technologies
                         310 University Ave., Suite 201
                          Palo Alto, California 94301
                                 (650) 330-8960

                                With a copy to:

                              Kenton J. King, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       525 University Avenue, Suite 1100
                          Palo Alto, California 94301
                                 (650) 470-4500


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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               November 16, 2006
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            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP No. 05275N106                           13D          Page 2 of 8 Pages
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1     NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)

      Liberate Technologies
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                      (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                    |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              985,426
        OWNED BY         ------------------------------------------------------
          EACH
       REPORTING         8      SHARED VOTING POWER
         PERSON
          WITH                  0
                         ------------------------------------------------------

                         9      SOLE DISPOSITIVE POWER

                                985,426
                         ------------------------------------------------------

                         10     SHARED DISPOSITIVE POWER

                                0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      985,426

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.32%(1)

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14    TYPE OF REPORTING PERSON

      CO
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(1) Based on 42,522,014 shares of Common Stock (as defined in Item 1 below)
stated to be outstanding as of October 31, 2006 by the Issuer (as defined in Item 1 below) in the Issuer's Form 10-Q relating to the Issuer's fiscal quarter ending September 30, 2006 filed with the Securities and Exchange Commission.

         This Amendment No. 3 to Schedule 13D (this "Amendment") is being filed by Liberate Technologies ("Liberate") pursuant to Rule 13d-2(a) of the Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended, to amend and supplement the statement on Schedule 13D filed on July 10, 2006 as amended by Amendment No. 1 thereto filed on August 15, 2006 and Amendment No. 2 thereto filed on September 8, 2006 (as so amended, the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Autobytel, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Schedule 13D. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 3. Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended to add the following:

         The aggregate sale price of the 2,817,093 shares of Common Stock sold by Liberate between November 14, 2006 and November 16, 2006 (inclusive) was approximately $8,810,559.

Item 5. Interest in Securities of the Issuer.

         Items 5(a) - (b) are hereby amended and restated in their entirety as follows:

         (a) Liberate beneficially owns (as that term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) 985,426 shares of Common Stock, representing 2.32% of the outstanding shares of Common Stock (based on 42,522,014 shares of Common Stock stated to be outstanding as of October 31, 2006 by the Issuer in the Issuer's Form 10-Q relating to the Issuer's fiscal quarter ending September 30, 2006 filed with the Securities and Exchange Commission).

         (b) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Liberate has sole power to vote or to direct the voting of, and sole power to dispose or to direct the disposition of, 985,426 shares of Common Stock. Except as set forth in the Schedule 13D as amended by this Amendment, to the knowledge of Liberate, no person named in
Item 2 beneficially owns any shares of Common Stock.

         Item 5(c) is hereby amended to add the following:

         The trading dates, number of shares of Common Stock sold and the price per share for all transactions related to Common Stock by Liberate for the last 60 days are set forth in Schedule III hereto and are incorporated herein by reference. All sales were open market sales made on the NASDAQ. Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by Liberate or, to the knowledge of Liberate, the other persons named in Item 2.

         Item 5(e) is hereby amended and restated in its entirety as follows:

         (e) Liberate ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock on November 16, 2006.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: November 17, 2006

                                         LIBERATE TECHNOLOGIES


                                         By: /s/ Greg Wood
                                            ----------------------------------
                                         Name:  Greg Wood
                                         Title: Executive Vice President &
                                                Chief Financial Officer

                                  SCHEDULE III


                                Number of Shares of
    Trade Date                   Common Stock Sold            Price per Share
--------------------      ------------------------------    -------------------
    11/14/2006                              70                      3.25
    11/14/2006                           9,000                      3.2578
    11/14/2006                         118,302                      3.26
    11/14/2006                           9,830                      3.27
    11/14/2006                           2,398                      3.28
    11/14/2006                             900                      3.31
    11/14/2006                           8,800                      3.34
    11/14/2006                           5,700                      3.37
    11/14/2006                          49,500                      3.38
    11/15/2006                             100                      3.22
    11/15/2006                              64                      3.23
    11/15/2006                           1,585                      3.24
    11/15/2006                           2,971                      3.25
    11/15/2006                           9,700                      3.26
    11/15/2006                           1,700                      3.27
    11/15/2006                          11,218                      3.2744
    11/15/2006                           8,600                      3.28
    11/15/2006                             568                      3.29
    11/15/2006                          53,531                      3.30
    11/15/2006                          15,000                      3.34
    11/15/2006                           2,269                      3.35
    11/16/2006                       2,391,721                      3.10
    11/16/2006                           2,600                      3.18
    11/16/2006                           3,900                      3.19
    11/16/2006                          14,474                      3.20
    11/16/2006                             567                      3.21
    11/16/2006                             815                      3.22
    11/16/2006                             254                      3.23
    11/16/2006                           4,000                      3.24
    11/16/2006                          63,200                      3.25
    11/16/2006                           5,500                      3.26
    11/16/2006                           6,081                      3.27
    11/16/2006                           7,275                      3.28
    11/16/2006                           4,900                      3.29